

April 16, 2014

Via E-mail
Samrat S. Khichi, Esq.
Senior Vice President, Chief Administrative Officer, General Counsel and Secretary
Catalent, Inc.
14 Schoolhouse Road
Somerset, New Jersey 08873

> **Re:** **Catalent, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed April 10, 2014**
> **File No. 333-193542**

Dear Mr. Khichi:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Use of Proceeds, page 32

1. We note your response to our initial comment 9. However, the disclosure you provided does not appear to provide all of the information we requested. For each delineated obligation towards which you intend to allocate the proceeds from this offering, please provide the specific amounts of the proceeds that you intend to use.

Capitalization, page 34

2. You reflect your new senior secured credit facility as a pro forma adjustment in your capitalization table yet in footnote 2 to the table you indicate that you cannot assure that the closing of this facility will occur. Please tell us why it is appropriate to include the issuance of this debt facility as a pro forma adjustment. Also, please explain why it is appropriate to include the repayment of your existing debt facilities, to the extent that this repayment at least in part relates to the issuance of your new facility. Reference for us

the authoritative literature you rely upon to include these adjustments in your pro forma presentation. In addition, please disclose the terms of the new debt facility when they become available.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Sasha Parikh at (202) 551-3627 or Mark Brunhofer at (202) 551-3638 if you have questions regarding comments on the financial statements and related matters. Please contact Christina De Rosa at (202) 551-3577 or John Krug at (202) 551-3862 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ *Daniel Greenspan for*

Jeffrey P. Riedler
Assistant Director

cc: <u>Via E-mail</u>
    Edward P. Tolley III
    Simpson Thacher & Bartlett LLP
    425 Lexington Avenue
    New York, New York 10017